

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Richard A. Sawick
Chief Financial Officer
Safe Technologies International, Inc.
1200 N Federal Highway, Suite 200
Boca Raton, FL 33432

> **Re: Safe Technologies International, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 22, 2010**
> **File No. 333-169528**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on April 5, 2010**
> **File No. 000-17746**

Dear Mr. Sawick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. We note that Section 9.2(c) of the Investment Agreement provides that Kodiak can terminate the agreement if the company delays the issuance of the securities for a period of more than five trading days beyond the closing date or proceeds in a manner that is inconsistent with the mechanics set forth in the agreement. This provision appears to have the effect of causing the investors to no longer be irrevocably bound to purchase the securities underlying the put. Please advise as to why you believe that this provision of the agreement is consistent with the requirement that the terms of the purchase obligation

must be fixed and binding. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.17 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

The Offering, page 2

2.   Please revise to disclose the amount and percentage of stock owned by Kodiak Capital Group, LLC assuming the maximum number of shares issuable under the Investment Agreement is issued based on the current market price. Also, include a discussion of the likelihood that you will receive, or need, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, please explain why you and Kodiak selected $5 million as the maximum amount available under the equity line agreement.

Risk Factors, page 2

3.   Please revise the subheadings in the risk factor section to adequately describe the risk posed by a condition or uncertainty that you have identified. For example, disclose the specific risk to your company, industry or security associated with a new business plan, no history of profits, and acquisitions in the subheading of each respective discussion of the risk.

"Issuance of Additional Shares Would Dilute Existing Shareholders," page 3

4.   Please clarify the dilutive effects of this offering by providing investors with quantified information regarding how possible declines in future prices of your common stock, coupled with draws under the agreement with Kodiak Capital Group, LLC, may affect the number of outstanding shares. Also, address the likelihood that you will have access to the full amount available to you under the equity line.

Selling Shareholders, page 4

5.   Please revise your disclosure to present the information required by Item 507 of Regulation S-K in a tabular format so investors can better understand the nature of the disclosure. You may place such numerical information in context by subsequently including textual disclosure explaining the information in the table.

6.   For Messrs. Gritter, Frank and Steuber, please ensure that you provide a materially complete discussion of all transactions within the past three years in which these selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the

        instrument(s) that define the rights of the shareholders, and the private placement agent, if any.

7.   Please disclose the individual or individuals who have or share the voting and dispositive powers with respect to the shares to be offered for resale by Grandview Advisors Holding Corp. and Sepod II, Inc. For guidance, refer to Question 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

8.   To the extent that any of your selling shareholders are broker-dealers or affiliates of broker-dealers, please state so in the registration statement. Be advised that a selling shareholder registered as a broker dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling shareholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholder as an underwriter.

Plan of Distribution, page 5

9.   Please provide a materially complete description of the Investment Agreement with Kodiak Capital Group, LLC. For example, disclose any fees or commission the company paid to enter into the Investment Agreement and any fees and commission payable at the time of any put. We note that the Form 8-K filed on August 23, 2010 indicates that the company will pay Kodiak a $10,000 document preparation fee at the closing for the first put. As a further example, consider disclosing the other conditions to the investor's obligation to purchase obligations, if material, in Section 2.4 or Article 8 of the agreement, the provisions for late payment by either the company or investor in Section 2.5, and provisions for termination in Article 9.

10.   Please revise to identify Kodiak Capital Group, LLC as an underwriter in the registration statement and note that such disclosure should be included in any post-effective amendment or prospectus supplement. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.22 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

11.   Please include a statement, if accurate, that Kodiak Capital Group, LLC's obligations under the agreement are not transferable.

12.   Please revise to include disclosure regarding any short selling and any other hedging activities that Kodiak Capital Group, LLC may engage in, or has engaged in, with regard to the company's securities. It appears that the Investment Agreement does not contractually bar Kodiak from engaging in short selling or other hedging transactions

with respect to the company's common stock. Consider adding a risk factor that Kodiak may engage in such activities, if true. Discuss the effects such activities may have on the market price of the company's common stock.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-1

13.   We note that you have recently issued securities in several unregistered offerings in reliance on Regulation D. However, it does not appear that you made any filings on Form D in connection with these offerings. Please note that for each unregistered offering effected in reliance on Regulation D after March 16, 2009, a Form D should have been filed electronically. Please file these forms or tell us why you are not required to make any flings on Form D in connection with these offerings. See Securities Act Rules Compliance and Disclosure Interpretations Questions 257.01 and 257.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Undertakings, page II-4

14.   Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C of the Securities Act of 1933 may be applicable and the undertaking required by Item 512(a)(5)(ii) of Regulation S-K should be included. It also appears that you have not included the entire undertaking in Item 512(a)(1)(ii) of Regulation S-K. Please revise or explain.

Signatures, page II-5

15.   The signature page does not indicate the officer who is signing as the company's controller or principal accounting officer. We presume that Richard P. Sawick occupies this position. Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided. See Instruction 2 to Signatures on Form S-1.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 8

16.   We note your disclosure in the Form 10-K for the year ended December 31, 2009 that you identified two material weaknesses in the company's internal control over financial reporting: (1) limited accounting personnel and (2) inadequate independent review. However, in the Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010,

you disclose only the material weakness related to the limited accounting personnel. You also disclose that no changes were made to your internal control over financial accounting during the periods that would have materially affected your internal control over financial accounting. Please advise whether the company has remediated the material weakness related to the inadequate independent review and, if so, what consideration you have given to disclosing the steps that the company has taken.

17.   Please tell us what consideration you have given to disclosing a timeline regarding when you expect to remedy the material weaknesses and the costs, if material, associated with the remedial measures.

Change in internal control over financial reporting, page 9

18.   We note your disclosure that "other than the changes described above" there were no changes in your internal controls over financial reporting. In your response letter, please confirm, if correct, that there *were* changes in your internal control over financial reporting that occurred during your fourth quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting; or advise. In addition, in future filings please avoid qualifying your disclosure in this manner, and instead provide an unqualified statement as to whether or not there were changes in your internal control over financial reporting that occurred during the most recent quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2

19.   We note that the certifications by your President and Chief Financial Officer are not set forth exactly as they appear in Item 601(b)(31)(i) of Regulation S-K. In future filings, please file revised certifications that refer to "registrant" rather than "small business issuer."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via facsimile at (561) 892-0492
        Gerald W. Gritter, Esq.
        Levinson & Lichtman, LLP